SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                               (Amendment No. 1)*


                                  Gainsco, Inc.
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                                (Name of Issuer)


                     Common Stock Par Value $0.10 per share
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                         (Title of Class of Securities)


                                    363127101
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                                 (CUSIP Number)


                              Philip V. Oppenheimer
                              119 West 57th Street
                            New York, New York 10019
                               Tel: (212) 489-1626
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  April 6, 2004
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             (Date of Event Which Requires Filing of this Statement)


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     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 363127101                13D
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      1. NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Oppenheimer-Spence Financial Services Partnership L.P.     IRS No.  13-3747447
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      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a) [X]
                                                                                   (b) [ ]
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      3. SEC USE ONLY
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      4. SOURCE OF FUNDS* N/A
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      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                      [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)
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      6. CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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           NUMBER OF                   7.  SOLE VOTING POWER:       1,213,000
            SHARES                     ---------------------------------------------------
         BENEFICIALLY                  8.  SHARED VOTING POWER
           OWNED BY                                0
             EACH                      ---------------------------------------------------
           REPORTING                   9.  SOLE DISPOSITIVE POWER:  1,213,000
          PERSON WITH                  ---------------------------------------------------
                                       10. SHARED DISPOSITIVE POWER
                                                   0
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     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
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         1,213,000
     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES*       [ ]
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         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    5.73%(1)
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     14. TYPE OF REPORTING PERSON* PN
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(1) The percentage of "Voting Securities" (as such term is defined in the Issuer's Proxy Statement) held by the Reporting Person is 4.23%.

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CUSIP No. 363127101                       13D
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      1. NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Oppenheimer-Close International, Ltd.     IRS No.  N/A
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      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a) [X]
                                                                                   (b) [ ]
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      3. SEC USE ONLY
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      4. SOURCE OF FUNDS* N/A
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      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO          [ ]
         ITEMS 2(d) or 2(e)
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      6. CITIZENSHIP OR PLACE OF ORGANIZATION
         Bermuda
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          NUMBER OF             7.   SOLE VOTING POWER:  67,300
           SHARES               ----------------------------------------------------------
         BENEFICIALLY           8. SHARED VOTING POWER
          OWNED BY                         0
            EACH                ----------------------------------------------------------
          REPORTING             9. SOLE DISPOSITIVE POWER: 67,300
         PERSON WITH            ----------------------------------------------------------
                                10. SHARED DISPOSITIVE POWER
                                           0
                                ----------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
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               67,300
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     12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES* [ ]
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     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.32%(2)
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     14. TYPE OF REPORTING PERSON* OO
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(2) The percentage of "Voting Securities" (as such terms defined in the Issuer's "Proxy Statement") held by the Reporting Person is 0.23%.

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CUSIP No. 363127101                               13D
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      1. NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Philip V. Oppenheimer.
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      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a) [X]
                                                                                  (b) [ ]
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      3. SEC USE ONLY
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      4. SOURCE OF FUNDS* N/A
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      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO        [ ]
         ITEMS 2(d) or 2(e)
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      6. CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
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           NUMBER OF                    7. SOLE VOTING POWER:   10,000
            SHARES                      --------------------------------------------------
         BENEFICIALLY                   8. SHARED VOTING POWER
           OWNED BY                                0
             EACH                       --------------------------------------------------
          REPORTING                     9. SOLE DISPOSITIVE POWER: 10,000
         PERSON WITH                    --------------------------------------------------
                                        10. SHARED DISPOSITIVE POWER
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      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
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          10,000
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      12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES*    [ ]
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      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%(3)
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      14. TYPE OF REPORTING PERSON* IN
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(3) The percentage of "Voting Securities" (as such term is defined in the Issuer's Proxy Statement") held by the Reporting Person is 0.03%.

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CUSIP No. 363127101                              13D
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      1. NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Michael W. Malafronte
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      2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                          (a)[X]
                                                                                    (b)[ ]
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      3. SEC USE ONLY
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      4. SOURCE OF FUNDS* N/A
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      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO          [ ]
         ITEMS 2(d) or 2(e)
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      6. CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
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           NUMBER OF                    7. SOLE VOTING POWER:   140,000
            SHARES                     ---------------------------------------------------
         BENEFICIALLY                   8. SHARED VOTING POWER
           OWNED BY                                0
             EACH                      ---------------------------------------------------
          REPORTING                     9. SOLE DISPOSITIVE POWER: 140,000
         PERSON WITH                   ---------------------------------------------------
                                       10. SHARED DISPOSITIVE POWER
                                                   0
                                       ---------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
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         140,000
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     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES*       [ ]
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     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    0.66%(4)
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     14. TYPE OF REPORTING PERSON* IN
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(4) The percentage of "Voting Securities" (as such term is defined in the Issuer's Proxy Statement) held by the Reporting Person is 0.49%.

         Item 1.  Security and Issuer.


         This statement relates to the shares of Common Stock, par value $0.10 per share, (the "Shares") of Gainsco, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 500 Commerce Street, Forth Worth, TX 46102.


         Item 2.   Identity and Background.


(a) (b), (c) and (f). This statement is being filed by Oppenheimer-Spence Financial Services Partnership, L.P., a Delaware limited partnership (the "Partnership"), Oppenheimer-Close International, Ltd., a Bermuda limited liability mutual fund company ("International"), Philip V. Oppenheimer, an individual United Stated citizen ("Mr. Oppenheimer") and Michael W. Malafronte, an individual United States citizen ("Mr. Malafronte"). Although the Partnership and International are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this statement, they along with Mr. Oppenheimer and Mr. Malafronte, are sometimes referred to as the "Oppenheimer Group".

Oppvest LLC, a Delaware limited liability company ("Oppvest"), is the general partner of the Partnership and the investment manager of International. Mr. Oppenheimer and Mr. Malafronte are the managing members of Oppvest. Mr. Oppenheimer is the Chairman of International.

The business address of Mr. Oppenheimer, Mr. Malafronte, Oppvest, the Partnership and International is 119 West 57th Street, Suite 1515, New York, NY 10019.

(d) and (e). During the last five years, none of the individuals or the entities comprising the Oppenheimer Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Funds or Other Consideration.

Not Applicable.

         Item 4.   Purpose of Transaction.

         During the past sixty (60) days the members of the Oppenheimer Group have sold 118,000 of their shares for investment purposes. Depending on market conditions and other factors that they deem material, the members of the Oppenheimer Group may purchase additional shares of the Issuer's Shares or may dispose of all or a portion of the Issuer's Shares they now own or may hereafter acquire.

         Item 5.   Interest in Securities of the Issuer.

         (a) As of the close of business of the date hereof, the Oppenheimer Group beneficially owned a total of 1,430,500 shares after giving effect to the transactions set forth below. Mr. Oppenheimer and Mr. Malafronte, by virtue of their status as managing members of Oppvest, may be deemed to have indirect beneficial ownership of the Shares owned by the individuals or entities forming a part of the Oppenheimer Group.

However, Mr. Oppenheimer and Mr. Malafronte, as stated below, disclaim beneficial ownership of such Shares (except those owned individually by each of them). The Shares owned by the reporting persons represent approximately 6.76% of the outstanding Shares of Common Stock of the Issuer, based on the 21,169,736 Shares reported as outstanding in the Issuer's Form 10-Q filed on May 17, 2004.

Pursuant to Rule 13-d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1914, as amended (the "Exchange Act"), Mr. Oppenheimer and Mr. Malafronte disclaim beneficial ownership of any Shares (except those owned individually by Mr. Oppenheimer and Mr. Malafronte) owned by the Oppenheimer Group, by virtue of their status as managing members of Oppvest, the general partner of the Partnership and investment manager of International, and disclaim membership in the Oppenheimer Group with respect to the Shares (except those owned individually by each of them) for purposes of Sections 13(d) and 13(g) of the Exchange Act of for any other purpose under any other provision of the Exchange Act of the rules and regulations promulgated thereunder.


         (b) Mr. Oppenheimer and Mr. Malafronte, by virtue of their status as the managing members of Oppvest, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by each of the entities comprising the Oppenheimer Group.

         (c) The Oppenheimer Group has made sales in the past sixty days as follows:

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             NAME                      DATE OF SALE               NUMBER OF SHARES              PRICE PER SHARE
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         Partnership                  March 31, 2004                   82,800                        $0.89
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         Partnership                   April 6, 2004                   25,800                        $0.80
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        International                 March 31, 2004                    7,200                        $0.89
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        International                  April 6, 2004                    2,200                        $0.80
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All sales in the past sixty days were effected in open market transactions.

         (d) The entities comprising the Oppenheimer group, as owners of an aggregate of 1,430,500 Shares (representing 6.76% of the outstanding Shares), have the right to receive or to direct the receipt of dividends from, or the proceeds from the sale of Shares, but only from such Shares.

         (e) Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.  Material to be Filed as Exhibits.

Exhibit I - Joint Filing Agreement

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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2004

                        OPPENHEIMER - SPENCE FINANCIAL SERVICES PARTNERSHIP.
                        By: Oppvest, LLC, General Partner

                        By: :  /s/ Philip V. Oppenheimer
                               -------------------------
                        Name:  Philip V. Oppenheimer
                        Title: Managing Member

                        OPPENHEIMER - CLOSE INTERNATIONAL, LTD.

                        By:    /s/ Philip V. Oppenheimer
                               -------------------------
                        Name:  Philip V. Oppenheimer
                        Title: Chairman

                        By:    /s/ Philip V. Oppenheimer
                               -------------------------
                        Name:  Philip V. Oppenheimer, Individually

                        By:    /s/ Michael W. Malafronte
                               -------------------------
                        Name:  Michael W. Malafronte, Individually